                            KINROSS GOLD CORPORATION

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

       NOTICE is hereby given that the Annual and Special Meeting (the "Meeting") of shareholders of KINROSS GOLD CORPORATION (the "Corporation") will be held in the Imperial Room of the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario on Monday, May 10, 2004 at 4:30 p.m. (Toronto time), for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2003, together with the auditors' reports therein;

2.     to elect directors of the Corporation;

3. to appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors; and

4. to consider, and if deemed appropriate, to pass with or without variation, a resolution to approve an amendment to the Share Incentive Plan of the Corporation to increase the number of common shares of the Corporation issuable thereunder from 6,833,333 to 9,833,333 as more fully described in the attached Management Information Circular;

5. to consider, and if deemed appropriate, to pass with or without variation, a resolution to approve an amendment to the Restricted Share Plan of the Corporation to increase the number of common shares of the Corporation issuable thereunder from 333,333 to 1,333,333 as more fully described in the attached Management Information Circular;

6. To transact such other business as may properly come before the Meeting or any adjournment thereof.

       The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting.

       If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, SO AS TO ARRIVE NOT LATER THAN 4:30 P.M. (TORONTO
TIME) ON THE SECOND BUSINESS DAY PRECEDING THE DATE OF THE MEETING OR ANY ADJOURNMENT THEREOF.


                                        BY ORDER OF THE BOARD

                                        (Signed) Shelley M. Riley
                                        Corporate Secretary


Toronto, Ontario
March 11, 2004

                            KINROSS GOLD CORPORATION
                            52nd Floor, Scotia Plaza
                                40 King St. West
                                Toronto, Ontario
                                     M5H 3Y2

                         MANAGEMENT INFORMATION CIRCULAR

                             SOLICITATION OF PROXIES

       The information contained in this management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders (the "Meeting") of Kinross Gold Corporation (the "Corporation") to be held in the Imperial Room at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario at 4:30 p.m. (Toronto time) on Monday, May 10, 2004 or any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail but the proxies may also be solicited personally by directors, officers or regular employees of the Corporation. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. The total cost of the solicitation will be borne by the Corporation.

                      APPOINTMENT AND REVOCATION OF PROXIES

       The persons named in the enclosed form of proxy accompanying this Circular are directors and/or officers of the Corporation. A shareholder of the Corporation has the right to appoint a person other than the persons specified on such form of proxy and who need not be a shareholder of the Corporation to attend and act for him and on his behalf at the Meeting or any adjournment thereof. Such rights may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope in the manner set forth in the accompanying Notice of Meeting.

       A SHAREHOLDER WHO HAS GIVEN A PROXY MAY REVOKE IT BY AN INSTRUMENT IN WRITING, INCLUDING ANOTHER COMPLETED FORM OF PROXY, EXECUTED BY HIM OR HIS ATTORNEY AUTHORIZED IN WRITING, DEPOSITED AT THE REGISTERED OFFICE OF THE CORPORATION, OR AT THE OFFICES OF COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, 11TH FLOOR, TORONTO, ONTARIO M5J 2Y1 UP TO 4:30 P.M. (TORONTO
TIME) ON THE BUSINESS DAY PRECEDING THE DATE OF THE MEETING, OR ANY ADJOURNMENT THEREOF, AND WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF OR IN ANY OTHER MANNER PERMITTED BY LAW.

                          VOTING OF SHARES REPRESENTED
                              BY MANAGEMENT PROXIES

       The person named in the enclosed form of proxy will vote the common shares of the Corporation (the "Common Shares") in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions therein. IN THE ABSENCE OF SUCH SPECIFICATION, SUCH COMMON SHARES WILL BE VOTED ON EACH OF THE MATTERS REFERRED TO HEREIN.

       The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

                                VOTING OF SHARES

       A holder of Common Shares may own such shares in one or both of the following ways. If a shareholder is in possession of a physical share certificate, such shareholder is a "registered" shareholder and his or her name and address are maintained by Kinross through its transfer agent, Computershare Trust Company of Canada. If a shareholder owns shares through a bank, broker or other nominee, such shareholder is a "beneficial" shareholder and he or she will not have a physical share certificate. Such shareholder will have an account statement from his or her bank or broker as evidence of his or her share ownership.

       A registered shareholder may vote a proxy in his or her own name at any time by telephone, internet or by mail, in accordance with the instruction appearing on the enclosed form of proxy and/or a registered shareholder may attend the Meeting and cast a ballot. Because a registered shareholder is known to Kinross and its transfer agent, his or her account can be confirmed and his or her vote recorded or changed if such registered shareholder has previously voted. This procedure prevents a shareholder from voting his or her shares more than once. Only the registered shareholder's latest dated proxy card will be valid.

       Most shareholders are "beneficial owners" who are non-registered shareholders. Their common shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as The Canadian Depository for Securities Limited). Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

       Only registered shareholders or their duly appointed proxyholders are permitted to vote at the meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but otherwise uncompleted. These are procedures to permit the non-registered holders to direct the voting of the common shares which they beneficially own.

       If the non-registered holder wishes to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary's instructions for return of the executed form or other method of response.

                         VOTING SECURITIES AND PRINCIPAL
                                 HOLDERS THEREOF

       As at the date hereof, the Corporation had 345,807,698 Common Shares issued and outstanding, each carrying one vote. Each holder of a Common Share of record at the close of business on March 11, 2004, the record date established for notice of the meeting, will, unless otherwise specified herein, be entitled to one vote for each Common Share held by such holder on all matters proposed to come before the Meeting, except to the extent that such holder has transferred any such shares after the record date and the transferee of such shares establishes ownership thereof and makes a written demand, not later than 10 days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

          TO THE KNOWLEDGE OF THE DIRECTORS AND SENIOR OFFICERS OF THE
       CORPORATION, AS OF THE DATE HEREOF, THERE ARE NO PERSONS, FIRMS OR
          CORPORATIONS WHO BENEFICIALLY OWN, DIRECTLY OR INDIRECTLY, OR
          EXERCISE CONTROL OR DIRECTION OVER VOTING SECURITIES OF THE
      CORPORATION CARRYING MORE THAN 10% OF THE VOTING RIGHTS ATTACHED TO
               ANY CLASS OF VOTING SECURITIES OF THE CORPORATION.

                                 DOLLAR FIGURES

       Unless expressly stated to the contrary, all "$" figures contained in this Circular refer to United States dollars.

                              ELECTION OF DIRECTORS

       At the Meeting ten directors will be elected. All directors so elected will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE COMMON SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE ELECTION OF THE NOMINEES WHOSE NAMES ARE SET FORTH BELOW, UNLESS THE SHAREHOLDER WHO HAS GIVEN SUCH PROXY HAS DIRECTED THAT THE SHARES BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

       The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors.

====================== ===================== ============= ======================= ============ ========================
NAME AND PLACE OF      PRINCIPAL OCCUPATION  DIRECTOR          COMMON SHARES,        CURRENT     MEETINGS ATTENDED (3)
RESIDENCE                                    SINCE            RESTRICTED SHARE     COMMITTEES   ----------- ------------
                                                            RIGHTS AND DEFERRED        (3)      BOARD       COMMITTEES
                                                             SHARE UNITS OWNED,                 (TOTAL )
                                                               CONTROLLED OR
                                                                DIRECTED (1)
---------------------- --------------------- ------------- ----------------------- ------------ ------------------------
                                                                                                            A -  5 of 5
John A. Brough         President, Torwest    January 19,    1,166 Common Shares      A, C, N    7 of 7      C -  3 of 3
Vero Beach, Florida    Inc. (real estate     1994              2,673.46 DSU's                               N -  2 of 2
                       development company)
---------------------- --------------------- ------------- ----------------------- ------------ ----------- ------------

Robert M. Buchan (2)   President and Chief   May 31, 1993  145,772 Common Shares      None      7 of 7
Toronto, Ontario       Executive Officer                      50,000 Restricted
                       of the Corporation                       Share Rights
---------------------- --------------------- ------------- ----------------------- ------------ ----------- ------------

Scott A. Caldwell      Executive Vice        March 3,       46,068 Common Shares      None      7 of 7
Toronto, Ontario       President and Chief   2003             17,000 Restricted
                       Operating Officer                        Share Rights
                       of the Corporation
---------------------- --------------------- ------------- ----------------------- ------------ ----------- ------------

Arthur H. Ditto        Retired Mining        May 31, 1993  182,953 Common Shares      None      7 of 7
Phoenix, Arizona       Executive                               2,005.10 DSU's
---------------------- --------------------- ------------- ----------------------- ------------ ----------- ------------
Richard S. Hallisey(3) President, Sullivan                          Nil
Toronto, Ontario       Holdings Limited      December 5,       1,047.49 DSU's          A,E      -
                       (wholly-owned         2003
                       family investment
                       company)
====================== ===================== ============= ======================= ============ =========== ============

====================== ===================== ============= ======================= ============ ========================
NAME AND PLACE OF      PRINCIPAL OCCUPATION  DIRECTOR          COMMON SHARES,        CURRENT     MEETINGS ATTENDED (3)
RESIDENCE                                    SINCE            RESTRICTED SHARE     COMMITTEES   ----------- ------------
                                                            RIGHTS AND DEFERRED        (3)      BOARD       COMMITTEES
                                                             SHARE UNITS OWNED,                 (TOTAL )
                                                               CONTROLLED OR
                                                                DIRECTED (1)
---------------------- --------------------- ------------- ----------------------- ------------ ------------------------
John M.H. Huxley       Principal,                                                                           A - 4 of 5
Toronto, Ontario       Algonquin             May 31, 1993   41,603 Common Shares     A, C, N    6 of 7      C - 3 of 3
                       Management Inc.                         2,272.44 DSU's                               N - 2 of 2
                       (management company)
---------------------- --------------------- ------------- ----------------------- ------------ ----------- ------------
                                                                                                            A- 1 of 1
John A. Keyes          Retired Mining        March 3,       11,666 Common Shares        E       7 of 7      E - 4 of 4
The Woodlands, Texas   Executive             2003              2,272.44 DSU's
---------------------- --------------------- ------------- ----------------------- ------------ ----------- ------------
                       President, Baymont                                                                   A- 3 of 3
George A. Michals (3)  Capital Resources     January 31,    27,083 Common Shares      A, CG     7 of 7      CG - 2 of 2
Orangeville, Ontario   Inc. (investment      2003              2,005.10 DSU's
                       holding company)
---------------------- --------------------- ------------- ----------------------- ------------ ----------- ------------
Cameron A. Mingay      Partner, Cassels      January 12,    1,666 Common Shares       CG, E     7 of 7      CG - 2 of 2
Toronto, Ontario       Brock & Blackwell     2001              2,005.10 DSU's                               E - 4 of 4
                       LLP (law firm)
---------------------- --------------------- ------------- ----------------------- ------------ ----------- ------------
                       Senior Vice                                                                          A - 1 of 1
John E. Oliver (4)     President, Atlantic   March 7,       7,360 Common Shares     C, CG, N    7 of 7      C - 3 of 3
Toronto, Ontario       Region                1995              5,346.92 DSU's                               CG - 2 of 2
                       Bank  of Nova                                                                        N -  2 of 2
                       Scotia (financial
                       institution)
====================== ===================== ============= ======================= ============ =========== ============

(1)    Information respecting holdings of Common Shares, Restricted Share Rights and Deferred Share Units has been provided by individual directors. Outside directors now receive 50% of their annual compensation in Deferred
       Share Units.
(2)    Mr. Buchan also holds 384,613 convertible preferred shares of the Corporation which are convertible into
       1,058,390 Common Shares. As President and Chief Executive Officer of the Corporation, Mr. Buchan is required to own that number of shares equal to one time his salary plus bonus.
(3)    Committees: A-Audit, C-Compensation, CG-Corporate Governance, E-Environmental, Health and Safety, N-Nominating
       (a)    Mr. Michals was appointed to the Audit Committee in August, 2003. Prior to that, each of Messrs. Keyes and Oliver served as a Member of the Audit Committee for one meeting.
       (b)    Mr. Hallisey was appointed to the board on December 5, 2003 and was subsequently appointed as a member of the Audit and Environmental, Health and Safety Committees on February 13, 2004.
(4)    Mr. Oliver was appointed Independent Chairman on August 1, 2002.

       Each of the directors has held the principal occupation set forth opposite his name, or other executive offices with the same firm or its affiliates, for the past five years, with the exception of Messrs. Arthur H. Ditto, Richard S. Hallisey and John A. Keyes. Prior to February, 2003, Mr. Ditto held the position of Vice Chairman of the Corporation from April 2002 to January 2003. Prior to that, from 1993 to 2002, he was Chief Operating Officer of the Corporation and from 1996 to 2002 he was President of the Corporation. Prior to December, 2001, Mr. Hallisey was Vice Chairman, National Bank Limited and prior to January, 1999, he was Vice Chairman, First Marathon Securities Limited. Mr. Keyes, prior to January 2001, was President and Chief Operating Officer of Battle Mountain Gold Company and prior thereto was Senior Vice President of Battle Mountain Gold Company. Below is a biography of each of the individuals nominated to serve as a director of the Corporation at the Meeting:

       JOHN A. BROUGH

       Mr. Brough has been President of Torwest Inc., a real estate development company, since 1998. Prior to 1998, Mr. Brough held the position of Executive Vice-President and Chief Financial Officer of iStar Internet Inc. Prior to 1997, Mr. Brough was Senior Vice President and Chief Financial Officer of Markborough Properties Limited. He holds a Bachelor of Arts degree and is a Chartered Accountant.

       ROBERT M. BUCHAN

       Mr. Buchan has been Chief Executive Officer of the Corporation since May 1993. Prior to that he was Vice Chairman of Dundee Bancorp Inc. Mr. Buchan is a director of bcMetals Corporation and also sits on the Board of the Art Gallery of Ontario. He has a degree in Mining Engineering and a Masters in Mineral Economics.

       SCOTT A. CALDWELL

       Mr. Caldwell has been Executive Vice President and Chief Operating Officer of the Corporation since June 2002. Prior to that Mr. Caldwell was Senior Vice President of Mine Operations of the Corporation from 2001 to 2002 and he was Senior Vice President of Surface Operations of the Corporation from 1998 to 2001. Prior to joining the Corporation, he was Vice President of Operations for Echo Bay Mines Ltd. from 1996 to 1998. Mr. Caldwell has a Bachelor of Science (Mining) degree.

       ARTHUR H. DITTO

       Mr. Ditto previously held the position of the Vice Chairman of the Corporation from April 2002 to January 2003. Prior to that, from 1993 to 2002, he was Chief Operating Officer of the Corporation and from 1996 to 2002, he was the President of the Corporation. Mr. Ditto is currently retired and sits on the Board of Montana Tech Foundation. He holds a Bachelor of Science degree, is a registered Professional Engineer and has completed the executive development program at the University of Illinois.

       RICHARD S. HALLISEY

       Mr. Hallisey has been President of Sullivan Holdings Limited since December, 2001. Prior to 2001, he was Vice Chairman, National Bank Financial from January, 1999 to December, 2001 and prior to that he was Vice Chairman, First Marathon Securities Limited. He holds a Bachelor of Science degree and a Masters in Business Administration.

       JOHN M.H. HUXLEY

       Mr. Huxley has been a principal of Algonquin Management Inc., the manager of the Algonquin Power Income Fund, since 1997. Prior to that he was President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States. He holds a Bachelor of Laws degree.

       JOHN A. KEYES

       Mr. Keyes most recently held the position of President and Chief Operating Officer of Battle Mountain Gold Company until 2001. Prior to that he served as the Senior Vice President - Operations for Battle Mountain Gold Company with the responsibility for operations in the United States, Canada, Bolivia, Chile, and Australia. Mr. Keyes has a Bachelor of Science degree (honors) and has completed an Executive MBA course.

       GEORGE F. MICHALS

       Mr. Michals is President of Baymont Capital Resources Inc., an investment holding company. Mr. Michals is a director of Morguard Corporation and Headwaters Healthcare Centre and has served in the past on the Boards of a number of private and public companies. From 1987 to 1990, he held the position of Executive Vice-President and Chief Financial Officer of Canadian Pacific Limited. He holds a Bachelor of Commerce degree and is a Chartered Accountant.

       CAMERON A. MINGAY

       Mr. Mingay has been a partner of Cassels, Brock & Blackwell LLP, a law firm, since 1999. Prior to that he was a partner at Smith Lyons LLP. He is a director of Waverider Communications Inc., Alliance Surface Finishing Inc. and the Canadian Parapalegic Association (Ontario). Mr. Mingay holds a Bachelor of Laws degree and is a member of the Law Society of Upper Canada.

       JOHN E. OLIVER

       Mr. Oliver was appointed Senior Vice President, Atlantic Region, Bank of Nova Scotia in March, 2004. Prior to that he was Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia from October 1999. From 1997 to 1999 Mr. Oliver was Senior Vice-President, Corporate and Real Estate Banking of Bank of Nova Scotia and prior thereto, he was Senior Vice-President of Real Estate Banking of Bank of Nova Scotia. Mr. Oliver was appointed the Independent Chairman of the Corporation in August 2002.

                             APPOINTMENT OF AUDITORS

       Deloitte & Touche LLP, independent chartered public accountants, were first appointed auditors of the Corporation on May 31, 1993.

       The Board of Directors of the Corporation proposes that Deloitte & Touche LLP be appointed as the Corporation's independent auditors for the year ended December 31, 2004, and that the Corporation's directors be authorized to fix their remuneration. A majority of the votes, voted by the shareholders represented at the Meeting, is required for approval of the appointment of the Corporation's auditors.

       For the year ended December 31, 2003, the Corporation paid Deloitte & Touche LLP total fees of Cdn.$3,275,862. These fees comprised Cdn.$2,683,321 for audit related services and Cdn.$592,541 for tax compliance and advisory services. Audit related fees include fees relating to the preparation of prospectuses and registration statements and consultations regarding financial accounting and reporting standards.

       UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE ENCLOSED FORM OF PROXY THAT SHARES REPRESENTED BY SUCH PROXY ARE TO BE WITHHELD FROM VOTING IN THE APPOINTMENT OF AUDITORS, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE IN FAVOUR OF THE REAPPOINTMENT OF DELOITTE & Touche LLP, as auditors of the Corporation to hold office until the next annual meeting shareholders, and to authorize the directors to fix the remuneration of the auditors.


                       AMENDMENTS TO SHARE INCENTIVE PLAN

       At the meeting, shareholders will be asked to approve an amendment to the Share Incentive Plan to increase the number of Common Shares issuable under the Plan. The Share Incentive Plan consists of a share purchase plan (the "Share Purchase Plan") and a stock option plan (the "Stock Option Plan"). Currently the maximum number of Common Shares issuable pursuant to the Share Incentive Plan is 6,833,333 representing approximately 2% of the number of Common Shares currently issued and outstanding of which 2,666,666 Common Shares are allocated to the Share Purchase Plan and 4,166,667 Common Shares are allocated to the Stock Option Plan.

       As at March 11, 2004, an aggregate of 2,961,026 Common Shares had been issued pursuant to the Share Incentive Plan, of which 1,883,057 Common Shares had been issued pursuant to the Purchase

Plan and 1,077,969 Common Shares had been issued upon the exercise of stock options ("Stock Options") under the Stock Option Plan. Accordingly, as at March 11, 2004, an aggregate of 1,092,762 Common Shares remained available for issuance pursuant to the Share Incentive Plan, of which 783,609 Common Shares are available for issuance under the Share Purchase Plan and 309,153 Common Shares are available for issuance upon the exercise of Stock Options. As at March 11, 2004, 2,536,622 Stock Options were outstanding.

       It is believed to be critical for the Corporation to be have a sufficient number of Common Shares available for issuance under the plan to attract, retain and motivate Kinross employees. Therefore, on February 28, 2004, the board of directors of the Corporation approved an amendment to the Share Incentive Plan to increase the maximum number of Common Shares issuable under the Share Incentive Plan from 6,833,333 Common Shares to 9,833,333 Common Shares, being an actual increase of 3,000,000 Common Shares (the "Share Incentive Plan Amendment"). The total number represents approximately 2.8% of the number of Common Shares currently issued and outstanding. Of the 3,000,000 additional Common Shares proposed to be reserved under the Share Incentive Plan, 3,000,000 Common Shares would be allocated to the Stock Option Plan and no additional Common Shares would be allocated to the Share Purchase Plan. After giving effect to the Share Incentive Plan Amendment, there will be 3,309,153 Common Shares available upon exercise of Stock Options.

       The board of directors also approved a number of other amendments to the Share Incentive Plan which are intended to permit the Share Incentive Plan to operate more effectively. All of the amendments are effective as of January 1, 2004. These amendments, which do not require approval of the shareholders, are as follows:

       (a) The amendment of the definition of "Holding Period" under the Plan.

       (b) Amendment of Section 3.04 of the Share Incentive Plan regarding a change in the amount the Corporation will contribute on the Participant's behalf by reducing it to 50% of the Participant's contribution under the Share Purchase Plan. Prior to this amendment, the Corporation matched 100% of the Participant's contribution.

       (c) Amendment of Section 4.07 of the Share Incentive Plan such that the board of directors or the Compensation Committee (the "Committee") shall now have the discretion to determine whether a Stock Option may be vested immediately, pursuant to a vesting schedule, or otherwise. Prior to the amendment, Section 4.07 set forth a vesting schedule whereby options could only be exercised over three years in the case of the Eligible Directors and exercised over a two year period in the case of Eligible Contractors and Employees other than Eligible Directors.

       A description of the Share Incentive Plan is included under the heading "Executive Compensation - Report on Executive Compensation - Share Incentive Plan". A copy of the Share Incentive Plan, as amended on February 28, 2004, will be made available upon request by contacting the Corporate Secretary of the Corporation.

       In order to be effective, the resolution to approve the Share Incentive Plan Amendment must be approved by a majority of the votes cast in respect thereof as required by the Toronto Stock Exchange ("TSX").

       THE BOARD OF DIRECTORS OF THE CORPORATION RECOMMENDS THAT THE SHAREHOLDERS OF THE CORPORATION VOTE FOR THE SHARE INCENTIVE PLAN AMENDMENT.

       THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE COMMON SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE SHARE INCENTIVE PLAN AMENDMENT UNLESS THE SHAREHOLDER WHO HAS GIVEN SUCH PROXY HAS DIRECTED THAT THE COMMON SHARES BE VOTED OTHERWISE.

                     AMENDMENT TO THE RESTRICTED SHARE PLAN

       RESTRICTED SHARE PLAN

       At the meeting, Shareholders will be asked to approve an amendment to the Restricted Share Plan to increase the number of Common Shares issuable under the Plan.

       The maximum number of Common Shares issuable under the Restricted Share Plan is currently set at 333,333 in the aggregate, which represents 0.096% of the number of Common Shares currently issued and outstanding.

       As at March 11, 2004, 199,607 Restricted Share Rights were outstanding under the Restricted Share Plan and accordingly 72,059 remain available for issuance upon the exercise of Restricted Share Plan. It is believed to be critical for the Corporation to be have a sufficient number of Common Shares issuable under the plan to attract, retain and motivate its employees. Therefore, on February 28, 2004, the board of directors of the Corporation approved an amendment to the Restricted Share Plan to increase the maximum number of Common Shares issuable under the Restricted Share Plan from 333,333 to 1,333,333 (the "Restricted Share Plan Amendment"), which represents 0.385% of the number of Common Shares currently issued and outstanding. After giving effect to the Restricted Share Plan Amendment there will be 1,072,059 Common Shares available for issuance upon the exercise of Restricted Shares.

       A description of the Restricted Share Plan is included under the heading "Executive Compensation - Report on Executive Compensation - Restricted Share Plan". A copy of the Restricted Share Plan will be made available upon request by contacting the Corporate Secretary of the Corporation.

       In order to be effective, the resolution to approve the Restricted Share Plan Amendment must be approved by a majority of the votes cast in respect thereof as required by the TSX.

       THE BOARD OF DIRECTORS OF THE CORPORATION RECOMMENDS THAT THE SHAREHOLDERS OF THE CORPORATION VOTE FOR THE RESTRICTED SHARE PLAN AMENDMENT.

       THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE COMMON SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE RESTRICTED SHARE PLAN AMENDMENT UNLESS THE SHAREHOLDER WHO HAS GIVEN SUCH PROXY HAS DIRECTED THAT THE COMMON SHARES BE VOTED OTHERWISE.

                             EXECUTIVE COMPENSATION

       The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal year ended December 31, 2003 in respect of each of the individuals who were, at December 31, 2003, the Chief Executive Officer and the four senior executive officers, whose total salary exceeded $100,000 (the "Named Executive Officers").


SUMMARY COMPENSATION TABLE

=============================== ================================== ============================== =====================
                                             ANNUAL                   LONG TERM COMPENSATION          ALL OTHER(7)
                                                                                                      COMPENSATION
                                ------- ------------ ------------- ---------------- -------------
 NAME AND PRINCIPAL POSITION     YEAR     SALARY        BONUS       COMMON SHARE     RESTRICTED
                                             $            $        OPTIONS GRANTED     SHARES
                                                                          #            RIGHTS
                                                                                      GRANTED
                                                                                         #
------------------------------- ------- ------------ ------------- ---------------- ------------- ---------------------
Robert M. Buchan                 2003     713,500      535,125(6)      100,000         50,000            111,260
President and Chief Executive    2002     420,479      964,752(5)      124,117           -                50,367
Officer                          2001     387,360       64,650(2)       66,667           -                52,534

------------------------------- ------- ------------ ------------- ---------------- ------------- ---------------------
Scott A. Caldwell                2003     273,806      121,295          53,125         17,000             22,722
Executive Vice President and     2002     203,351      175,120(5)       42,105           -                66,787 (3)
Chief Operating Officer          2001     172,892       63,527          26,667           -                35,341 (3)
------------------------------- ------- ------------ ------------- ---------------- ------------- ---------------------
Arthur H. Ditto                  2003      21,553          -             -               -             1,012,974(4)
Former Vice Chairman             2002     247,274          -             -               -                23,758
                                 2001     228,421       32,900          41,667           -                23,398
------------------------------- ------- ------------ ------------- ---------------- ------------- ---------------------
John W. Ivany                    2003     237,685      102,030          44,688         14,300             27,667
Executive Vice President         2002     197,726      226,064(5)       38,916           -                22,199
                                 2001     193,680       64,560          26,667           -                22,055
------------------------------- ------- ------------ ------------- ---------------- ------------- ---------------------
Brian W. Penny                   2003     198,353       69,424          27,800          8,340             18,713
Vice President Finance and       2002     171,936      201,388(5)       33,835           -                13,109
Chief Financial Officer          2001     159,592       47,904          23,333           -                30,613 (3)

=============================== ======= ============ ============= ================ ============= =====================
(1)    Compensation, which is paid in Canadian dollars, is reported in United States dollars. The rates of exchange used to convert Canadian dollars to United States dollars are: 2001 - 1.5489, 2002 - 1.5703, 2003 - 1.4051.
(2)    Paid in January 2002.
(3)    Included in all other compensation is the value of the Common Shares granted under the restricted share plan in
       2000.
(4)    Mr. Ditto retired as Vice Chairman on February 1, 2003 and this amount includes his retirement allowance and bonus amount previously shown in 2002.
(5)    Includes bonuses earned in 2002 and paid in January 2003.
(6)    Paid in January 2004.
(7)    Includes pension contributions, auto allowances and other perquisites.

       For the period January 1 to December 31, 2003, the five senior executives of the Corporation received salaries, bonuses and other compensation totalling $3,466,107 in respect of services rendered to the Corporation and its subsidiaries.

       Last year's management information circular reported that for the period January 1 to December 31, 2002, the five senior executives of the Corporation received salaries, bonuses and other compensation totaling $2,180,621. This figure was incorrect, as it did not include bonuses totalling $967,936, paid in January 2003, but earned in 2002. These bonuses were declared in recognition of the combination of the Corporation with Echo Bay Mines Inc. and TVX Gold Inc.

OPTION GRANTS IN LAST FISCAL YEAR

       The following table sets forth stock options granted under the Corporation's Stock Option Plan during the fiscal year ended December 31, 2003 to each of the Named Executive Officers.

       The options become exercisable as to 33 1/3% on each of the first, second and third anniversary of the date of grant. The exercise price of the option is the market value (as defined in the Share Incentive Plan) of the Common Shares on the date of grant.


                                          OPTION GRANTS IN LAST FISCAL YEAR

===================== ================== =================== ================== ==================== =================
        NAME               NUMBER                %                AVERAGE         MARKET VALUE ON        DATE OF
                                                              EXERCISE PRICE        GRANT (CDN.           EXPIRY
                                                              (CDN. $/SHARE)         $/SHARE)
--------------------- ------------------ ------------------- ------------------ -------------------- -----------------
Robert M. Buchan           100,000             13.55               10.90               10.90             24/11/08
--------------------- ------------------ ------------------- ------------------ -------------------- -----------------
Scott A. Caldwell           53,125              7.20               10.90               10.90             24/11/08
--------------------- ------------------ ------------------- ------------------ -------------------- -----------------
John W. Ivany               44,688              6.05               10.90               10.90             24/11/08
--------------------- ------------------ ------------------- ------------------ -------------------- -----------------
Brian W. Penny              27,800              3.77               10.90               10.90             24/11/08
===================== ================== =================== ================== ==================== =================

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
VALUES

       The following table sets forth details of exercised stock options during the fiscal year ended December 31, 2003 by each of the Named Executive Officers and the fiscal year end value of unexercised options on an aggregate basis.


                               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                                          FISCAL YEAR END OPTION VALUES

======================== ============ ====================== ============================= ===========================
         NAME              COMMON        AGGREGATE VALUE        UNEXERCISED AT FISCAL         VALUE OF UNEXERCISED
                           SHARES       REALIZED (CDN.$)               YEAR-END                     IN-THE-
                         ACQUIRED ON                          EXERCISABLE/UNEXERCISABLE     MONEY OPTIONS AT FISCAL
                          EXERCISE                                                                   YEAR-
                                                                                                 END (CDN$)(1)
                                                                                           EXERCISABLE/UNEXERCISABLE
------------------------ ------------ ---------------------- ----------------------------- ---------------------------
Robert M. Buchan              -                  -                 690,784/100,000                3,285,623/0
------------------------ ------------ ---------------------- ----------------------------- ---------------------------
Scott A. Caldwell          60,000             309,323               125,438/53,125                 250,683/0
------------------------ ------------ ---------------------- ----------------------------- ---------------------------
Arthur H. Ditto            42,200              36,714                 270,000/0                   1,441,651/0
------------------------ ------------ ---------------------- ----------------------------- ---------------------------
John W. Ivany              33,333               4,000               242,249/44,688                1,053,708/0
------------------------ ------------ ---------------------- ----------------------------- ---------------------------
Brian W. Penny             30,000             202,600               97,168/27,800                  307,282/0
======================== ============ ====================== ============================= ===========================

(1)    Value of unexercised-in-the-money options calculated using the closing price of Cdn.$10.32 of the Common
       Shares of the Corporation on the TSX on December 31, 2003, less the exercise price of in-the-money stock options.

PENSION AND OTHER BENEFIT PLANS

       CANADA

       In 1997, the Corporation established a deferred profit sharing plan and a registered retirement savings plan covering all of the Canadian non-unionized employees. The deferred profit sharing plan provides for basic contributions by the Corporation (which cannot be less than 4% of the member's compensation). In addition, there is an annual profit sharing contribution based on the Corporation's financial performance. The Corporation contributed an aggregate of $93,985 to the deferred profit sharing plan on behalf of the Named Executive Officers during the year ended December 31, 2003.

       The registered retirement savings plan is available to all Canadian employees and allows for the minimum contribution of Cdn.$60 per month with the Corporation matching 100% of this amount with any additional contributions being matched by 50% up to a maximum of Cdn.$30. The Corporation contributed $3,084 to the registered retirement savings plan on behalf of each of Messrs. Buchan, Caldwell, Ivany and Penny during the year ended December 31, 2003.

       UNITED STATES

       The Corporation's subsidiary, Kinross Gold U.S.A., Inc., has various pension plans in which one executive officer was eligible to participate. The Corporation was required to make certain contributions to the pension plans on behalf of Arthur H. Ditto.

       Employees are allowed to make contributions to the 401(k) Savings Plan from salary deductions each year subject to certain limitations. The Corporation has in past years made matching contributions of 50% of each employee's contributions, but subject to a maximum contribution of 3% of the employee's annual compensation. Employees are always fully vested in their own salary deferral contributions and become fully vested (in 33 1/3% increments) in any contribution by the Corporation after three years. Participants are allowed to direct the investment of their account within a group of designated investment funds. The Corporation contributed $3,912 to the 401(k) Savings Plan on behalf of Arthur H. Ditto during the year ended December 31, 2003.

       The Corporation established a defined contribution money purchase plan (the "Money Purchase Plan") in which substantially all of the employees in the United States participate. The Money Purchase Plan is funded entirely by the Corporation. The Corporation contributes 5% of the employees' annual wages to this plan. The Corporation is required to make contributions to this plan such that no unfunded pension benefit obligations exist. Participants are allowed to direct the investment of the pension plan account balances. The Corporation contributed $6,520 to the Money Purchase Plan on behalf of Arthur H. Ditto during the year ended December 31, 2003.

EMPLOYMENT CONTRACTS

       The Corporation has entered into a severance agreement with each of the Named Executive Officers. Each of the severance agreements provides for a severance payment equal to two (in the case of Messrs. Ivany, and Penny) or 2.5 (in the case of Messrs. Buchan and Caldwell) multiplied by the sum of the Named Executive Officer's annual compensation (annual base salary and benefits) and target bonus. In the case of Messrs. Buchan and Caldwell, the severance payment may be paid to the Named Executive Officer following a change of control of the Corporation, at the option of the Named Executive Officer. On January 31, 2003, Mr. Ditto retired as Vice Chairman of the Corporation and received payments in consideration of the grant of a release of his entitlement under his severance agreement. In the case of Messrs. Ivany and Penny, the severance is paid to the Named Executive Officer if a triggering event occurs following a change of control. A triggering event includes: (i) an adverse change in the employment terms of the executive, (ii) a diminution of the title of the executive; (iii) a change in the person to whom the executive reports (subject to certain exceptions); and (iv) a change in the location at which the executive is required to work (subject to certain exceptions). The severance amount is payable at the option of Messrs. Ivany and Penny provided the exercise of such option occurs within 18 months following the change of control and within six months of the triggering event.

       Other than as described above, the Corporation (and its subsidiaries) have no employment contracts in place with the Named Executive Officers and no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers' employment with the Corporation (and its subsidiaries), from a change of control of the Corporation (and its subsidiaries) or a change in the Named Executive Officers' responsibilities following a change of control.

DIRECTORS AND OFFICERS' INSURANCE

       The Corporation has a policy of insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policy, which expires on February 1, 2005, is $25 million in the aggregate inclusive of defence costs. Under the policy, the Corporation has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of $2 million each loss for securities claims and $1 million each loss for non-securities claims. The total premium paid by the Corporation in respect of coverage for 2004 was $775,000, no part of which is payable by the directors or officers of the Corporation.

       The by-laws of the Corporation also provide for the indemnification of the Corporation's directors and officers from and against any liability and cost in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the Business Corporations Act (Ontario).

COMPENSATION OF DIRECTORS

       For the period ended September 30, 2003 each director, who was not a salaried employee of the Corporation or any of its subsidiaries, was paid Cdn.$15,000 per annum for his services as a director. Directors were also paid a fee of Cdn.$1,250 for attendance at meetings of the Board of Directors of the Corporation. The remuneration provided above was paid quarterly in arrears. In addition, such directors were entitled to the reimbursement of their expenses. Additionally, members of the Audit, Compensation, Corporate Governance, Environmental and Nominating Committees received a fee of Cdn.$1,250 per meeting and the Chairman of each of these committees received Cdn.$2,000 for acting in this capacity.

       During the year ended December 31, 2003, the Compensation Committee determined that it was desirable to obtain professional advice regarding the compensation of the directors of the Corporation. Mercer Human Resource Consulting LLC ("Mercer") was retained to develop alternative pay programs for consideration by the Compensation Committee for the Corporation's outside directors and Non-Executive Chair taking into consideration:

       (a) Competitive compensation levels relative to the TSX 60 and TSX 100 companies;

       (b)    Introduction of a flat fee approach; and

       (c) Introduction of deferred share units ("DSU's") in place of stock options.

       Reports were then prepared by Mercer pertaining to alternate methods of director compensation and corporate governance considerations. These reports were discussed in detail with the Compensation Committee and then presented to the board of directors for their review and approval.

       Effective October 1, 2003 the board of directors' adopted a flat fee structure and a DSU Plan (the "DSU Plan"). Under the terms of the revised fee structure an outside director will receive an annual retainer of Cdn.$75,000; the Chairs of the Compensation, Corporate Governance, Environmental, Health and Safety and Nominating Committees will receive an additional annual retainer of Cdn. $10,000; the Chair of the Audit Committee will receive an additional annual retainer of Cdn. $25,000 and the Non-Executive Chair will receive an additional annual retainer of Cdn.$125,000. The flat fee will be paid 50% in cash and 50% in DSU's. In addition, such directors are also entitled to the reimbursement of their expenses.

       DEFERRED SHARE UNIT PLAN

       The main purpose of the DSU Plan is to strengthen the alignment of interests between the directors and the shareholders of the Corporation, by linking a portion of annual director compensation to the future value of the Corporation's Common Shares. Under the Plan, each director receives, on the date in each quarter, which is two business days following the publication by the Corporation of its earnings results for the previous quarter, (or year in the case of the first quarter) that number of DSU's having a value equal to 50% of the compensation of the director for the current quarter. The number of DSU's granted to a director is determined by dividing the closing price of the Corporation's Common Shares on the TSX on the business day immediately preceding the date of grant.

       At such time as a director ceases to be a director, the Corporation will make a cash payment to the director, equal to the market value of the Corporation's Common Shares on the date of departure, multiplied by the number of DSU's held on that date.

ACTIVITIES OF THE COMPENSATION COMMITTEE

       The Compensation Committee members are Messrs. Oliver (Chairman), Brough and Huxley, all of whom are unrelated directors, as defined in the corporate governance guidelines of the TSX (the "TSX Guidelines"). In carrying out its mandate, the Compensation Committee met three times during the year ended December 31, 2003. In addition to the activities reported below, the Compensation Committee developed a written charter for the Compensation Committee and recommended the adoption of the charter to the Board of Directors.

REPORT ON EXECUTIVE COMPENSATION

       EXECUTIVE COMPENSATION PROGRAM

       The executive compensation program of the Corporation is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. Base salaries are set at levels which are competitive with the base salaries paid by similar corporations within the mining industry. Compensation is directly tied to corporate and individual performance. Bonuses are directly tied to the performance of the Corporation. Share ownership opportunities are provided as an incentive to align the interests of senior officers with the longer term interests of shareholders and to reward past performance.

       Compensation for Named Executive Officers, as well as for the senior officers as a whole, consists of a base salary, bonus, stock options and Restricted Share Rights.

       During the year ended December 31, 2003, the Compensation Committee determined that it was desirable to obtain professional advice regarding the compensation of the senior officers of the Corporation and for a review to be conducted generally in relation to compensation matters that are properly within the purview of the Committee. Mercer was retained to work with the Compensation Committee on executive compensation and related governance requirements, including in particular:

       (a) conducting interviews with senior management and the Board of Directors to review the performance management process;

       (b)    executive compensation benchmarking;

       (c)    studying director compensation;

       (d)    the CEO evaluation process; and

       (e)    the appropriate quantum of transaction bonuses.

Reports were then prepared by Mercer pertaining to transaction bonuses, director compensation, corporate governance considerations and executive compensation. These reports were discussed in detail with the Compensation Committee.

       BASE SALARY

       Corporate office base salaries are established at a competitive level. The level of base salary for each senior officer of the Corporation is determined by the level of responsibility and the importance of the position to the Corporation.

       For 2003, the President and Chief Executive Officer presented salary recommendations to the Compensation Committee with respect to the senior officers of the Corporation. The Compensation Committee's recommendations for the base salaries for the senior officers were then submitted for approval by the Board of Directors of the Corporation.

       PRESIDENT AND CHIEF EXECUTIVE OFFICER COMPENSATION

       The Chairman of the Compensation Committee presents recommendations to the Compensation Committee with respect to the President and Chief Executive Officer. In setting the President and Chief Executive Officer's salary for 2003, the Compensation Committee reviewed salaries paid to other senior officers in the Corporation, salaries paid to other chief executive officers in the industry and the President and Chief Executive Officer's impact on the achievement of the Corporation's objectives for the previous financial year.

       To determine the President and Chief Executive Officer's compensation for the year the Committee took into consideration the Corporation's balance sheet and other financial items; merger and acquisition initiatives; reserve position and investor profile.

       During 2003, under President and Chief Executive Officer Robert M. Buchan's leadership, the Corporation achieved a number of important goals and objectives. In September, 2003 the redemption of approximately Cdn.$195 million 5.5% Unsecured Subordinated Convertible Debentures eliminated a significant portion of the Corporation's balance sheet debt. Mr. Buchan took a leadership role in this initiative at a time that capitalized on commodity price strength and reduced the equity issuance obligations on the Corporation. In addition, the Corporation's cash position increased 50% over prior year end. While some portion of this improvement was attributable to the increase in the gold price and corresponding improvements in cash flow generated from operating activities, a meaningful portion was attributable to Mr. Buchan's leadership in asset disposal decisions.

       Two very significant merger and acquisition initiatives were completed or initiated in 2003. In January, the Corporation successfully completed a combination agreement with Echo Bay Mines Ltd. and TVX Gold Inc., resulting in the Corporation becoming the seventh largest primary gold producer in the world. In October, Mr. Buchan led the proposed acquisition of Crown Resources Corporation and its 100% owned Buckhorn Mountain gold deposit. This transaction will add to the Corporation's proven and probable resources and support efforts to address concerns regarding the Corporation's long-term reserve position.

       Mr. Buchan played a key role in monitoring and supporting aggressive drilling efforts at various of the Corporation's properties which resulted in an increase in the reported reserve position.

       Under Mr. Buchan's direction, the Corporation committed significant resources to advancing its profile with investors with very positive results. Mr. Buchan took a very active role in both participating in events to promote Kinross as well as directing resources to ensure that the Corporation remains a key player with a much larger investor base.

       BONUS

       The Committee set the proposed bonuses for the 2003 fiscal year of the Corporation for the Named Executives Officers based on the performance of the Chief Executive Officer and the senior executives with reference to the Mercer reports discussed above with particular emphasis on the following performance metrics:

       (a)    shareholder value creation;

       (b)    corporate financial performance; and

       (c)    implementation of strategic goals.

       The Committee also reviewed comparator groups to determine that bonuses were in line with market expectations.

       SHARE INCENTIVE PLAN

       The Share Incentive Plan of the Corporation is designed to advance the interests of the Corporation by encouraging employees to acquire equity participation in the Corporation through the acquisition of Common Shares. The Share Incentive Plan consists of the Stock Option Plan and the Share Purchase Plan. Currently the maximum number of Common Shares issuable pursuant to the Share Incentive Plan is 6,833,333, representing approximately 2.0% of the number of Common Shares currently issued and outstanding.

       OPTIONS

       The Stock Option Plan of the Corporation is administered by the Compensation Committee. The Stock Option Plan is designed to give each holder of an option an interest in preserving and maximizing shareholder value in the longer term, to enable the Corporation to attract and retain individuals with experience and ability and to reward individuals for current and future performance. The Compensation Committee considers option grants when reviewing key employee compensation packages. Any grant recommendations made by the Compensation Committee requires approval by the Board of Directors of the Corporation. In determining the number of options to be granted, the Compensation Committee gives consideration to an individual's present and potential contribution to the success of the Corporation.

       The number of options, which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year, is limited under the terms of the Stock Option Plan and cannot be increased without shareholder and regulatory approval. The exercise price per share is not less than the closing price of the Common Shares on the TSX on the trading day preceding the day on which the option is granted. Each option is for a term of five years and have various vesting periods.

       The maximum number of Common Shares issuable under the Stock Option Plan is currently set at 4,166,667 in the aggregate, representing 1.2% of the outstanding number of Common Shares. The maximum number of Common Shares issuable to insiders pursuant to the Stock Option Plan within a one-year period, is limited to 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to any one insider and such insider's associates pursuant to the Stock Option Plan, within a one year period, is limited to 5% of the total of Common Shares then outstanding. The maximum number of Common Shares reserved for issue to any one person under the Stock Option Plan is limited to 5% of the outstanding number of Common Shares from time to time.

       The initial grants of options to directors, officers and employees of the Corporation and options granted by and inherited from the Corporation's predecessor companies were ratified by the full Board of Directors of the Corporation. All subsequent grants were reviewed by the Compensation Committee and recommended to and approved by the Board of Directors of the Corporation.

       SHARE PURCHASE PLAN

       For the year ended December 31, 2003, employees of the Corporation or designated affiliates are entitled to contribute up to 10% of their annual basic salary to the Share Purchase Plan. The Corporation matches the participant's contribution on a quarterly basis and each participant is then issued Common Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and by the Corporation. The purchase price per share is the weighted average closing price of the Common Shares on the TSX, for participants resident in Canada, or the NYSE, for participants resident in the United States, for the 20 consecutive trading day period prior to the end of the calendar quarter in respect of which the Common Shares are issued. Such Common Shares are delivered to participants 12 months following their date of issue. In the event of termination of employment or death of an employee, any portion of the participant's contribution then held in trust shall be paid to the participant or his or her estate and any portion of the Corporation's contribution shall be returned to the Corporation. In addition, any Common Shares held in safekeeping will be purchased for cancellation at an amount equal to the participant's contribution and the proceeds will be paid to the participant. The maximum number of Common Shares issuable under the Share Purchase Plan is currently set at 2,666,666 Common Shares in the aggregate.

       Subsequent to year end the Corporation made revisions to the Share Purchase Plan. Effective January 1, 2004 the Corporation's match was reduced to 50% from 100% of the participant's contribution and Common Shares will be delivered to participants six months instead of one year following their date of issue. These changes were made to more closely align the Share Purchase Plan with those of comparative companies.

       RESTRICTED SHARE RIGHTS

       The Restricted Share Plan of the Corporation is administrated by the Compensation Committee. The purpose of the Restricted Share Plan is to advance the interests of the Corporation through the motivation, attraction and retention of employees, directors and consultants of the Corporation and to secure for the Corporation and its shareholders the benefits inherent in the ownership of Common Shares to key employees, directors and consultants of the Corporation. Restricted share rights ("Restricted Share Rights") may be granted by the Compensation Committee to employees, officers, directors and consultants of the Corporation as a discretionary payment in consideration of past services to the Corporation. In determining the eligibility of participants to the Restricted Share Plan, the Compensation Committee considers the present and potential contributions and the services rendered by each particular participant to the success of the Corporation.

       A Restricted Share Right is exercisable for no additional consideration into one Common Share on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee ("Restricted Period"); and (ii) a date determined by an eligible participant that is after the Restricted Period and before a participant's retirement date or termination date (a "Deferred Payment Date"). The maximum number of Common Shares issuable under the Restricted Share Plan is currently set at 333,333. The maximum number of Common Shares issuable to insiders pursuant to the Restricted Share Plan, within a one-year period, is limited to 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to any one insider and such insider's associates pursuant to the Restricted Share Plan, within a one-year year period, is limited to 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares reserved for issue to any one person under the Restricted Share

Plan is limited to 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares reserved for issue to any one person under the Restricted Share Plan is limited to 5% of the number of Common Shares outstanding from time to time.

       The grant of a Restricted Share Right is evidenced by a Restricted Share Rights agreement between a participant and the Corporation which is subject to the Restricted Share Plan and may be subject to other terms and conditions that are not inconsistent with the Restricted Share Plan and which the Compensation Committee deems appropriate.

       Participants seeking to set a Deferred Payment Date must give the Corporation at least 60 days notice prior to the expiration of the Restricted Period in order to effect such change. Participants electing to change a Deferred Payment Date must give the Corporation prior written notice not later than 60 days prior to the Deferred Payment Date.

       In the event of a participant's retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee. In the event of the retirement or termination after the Restricted Period and prior to any Deferred Payment Date, any Restricted Share Rights shall be immediately exercised without any further action by the participant and the Corporation shall issue Restricted Shares and any dividends declared but unpaid to the participant. In the event of death or disability, such Restricted Share Rights shall be immediately exercised.

       If a participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee shall have the discretion to pay a participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Corporation shall pay such cash dividends, if any, to those participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

       A participant has the right, subject to the approval of the Committee, to receive cash instead of Restricted Shares upon the exercise of Restricted Share Rights calculated on the basis of the current market value of the Common Shares.

       In the event of a change of control, all Restricted Share Rights shall be immediately exercised notwithstanding the Restricted Period and any applicable Deferred Payment Date.

       The Restricted Share Plan shall remain in effect until terminated by the Directors.

       The foregoing report dated March 11, 2004, has been furnished by the Chairman of the Compensation Committee on the Committee's behalf.

       (Signed) John E. Oliver

SHAREHOLDER RETURN PERFORMANCE GRAPH

       The following chart compares the yearly percentage changes in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the TSX 300 Index and the TSX Gold and Silver Index for the period December 31, 1998 to December 31, 2003.

     COMPARISON OF CUMULATIVE TOTAL SHAREHOLDER RETURN ON THE COMMON SHARES,
               THE TSX 300 INDEX AND THE TSX GOLD AND SILVER INDEX




                              [PERFORMANCE GRAPH]




                                          1998     1999     2000      2001      2002      2003
Kinross                                 100.00    75.92    22.95     33.71    109.63     97.45
S&P/TSX Composite Index                 100.00   131.71   141.47    123.69    108.30    137.25
TSX Gold and Precious Minerals Index    100.00    83.01    74.74     88.40    112.41    132.91

                              CORPORATE GOVERNANCE

       In 2001, the Board of Directors of the Corporation developed, through the Corporate Governance Committee, with input from the other committees, management and legal counsel, a corporate governance regime the ("Corporate Governance Regime") based on the recommendations of the Final Report of the Joint Committee on Corporate Governance chaired by Ms. Guylaine Saucier (the "Saucier Report") and the TSX Guidelines. Specifically, the Board of Directors adopted a Charter of the Board of Directors, a Charter for each of the Corporate Governance Committee, the Audit Committee, the Compensation Committee and the Environmental, Health and Safety Committee and an Independent Board Leader Role Description. In 2003, the Board of Directors adopted a revised Corporate Governance Regime which meets the applicable requirements of the United States Sarbanes-Oxley Act. Kinross' revised Corporate Governance Regime also reflects the proposed guidelines of the TSX published in November 2002 (the "TSX Proposal"). Finally, the Corporate Governance Rules adopted by the Board of Directors of the New York Stock Exchange (the "NYSE") (the "NYSE Rules") have been incorporated where possible. In the course of 2004, the Board proposes to update its Corporate Governance Regime to reflect the new and proposed corporate governance guidelines of the Canadian Securities Regulators, namely, Multilateral Instrument 52-110 Audit Committee and Multilateral Policy 58-201 - Effective Corporate Governance.

BOARD OF DIRECTORS

       BOARD CHARTER

       The Corporation's Board of Directors' mandate has been formalized in a written charter. The Board of Directors discharges its responsibilities directly and through committees of the Board of

Directors, currently consisting of the Corporate Governance Committee, Audit Committee, Compensation Committee, Nominating Committee and Environmental and Health and Safety Committee. The Board of Directors meets regularly to review the business operations, corporate governance and financial results of the Corporation. Meetings of the Board of Directors include regular meetings with management to discuss specific aspects of the operations of the Corporation and meetings of the Board of Directors are held on a regular basis without management present. The Charter of the Board of Directors sets out specific responsibilities, which include, without limitation:

o Appointing the Independent Chairman who will be responsible for the leadership of the Board of Directors for specific functions to ensure the independence of the Board of Directors.

o The adoption of a strategic planning process, approval of strategic plans and monitoring the performance against such plans.

o The review and approval of corporate objectives and goals applicable to senior management of the Corporation.

o Defining major corporate decisions requiring Board approval and approving such decisions as they arise from time to time.

o Obtaining periodic reports from management on the Corporation's operations including reports on security issues surrounding the Corporation's assets (property and employees) and the relevant mechanisms that management has in place.

       Additional functions of the Board are included in its Charter or have been delegated to its committees. A complete copy of the Charter of the Board of Directors of the Corporation is available upon request to the Corporate Secretary of the Corporation and on the Corporation's website at www.Kinross.com.

       REPORT ON BOARD ACTIVITIES

       Currently, the Board of Directors of the Corporation consists of ten persons of which six are unrelated: Messrs. Brough, Hallisey, Huxley, Keyes, Michals and Oliver. An "unrelated" director, under the Corporate Governance Regime, is a director who is (a) not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of Kinross, other than interests and relationships arising solely from holdings in Kinross, (b) not currently, or has not been (and who does not have an immediate family member who is currently or has been) within the last five years, an officer, employee of or material service provider (which includes, without limitation, the Auditors of Kinross) to Kinross or any of its subsidiaries or affiliates; and (c) not a director (or similarly situated individual) officer, employee or significant shareholder of an entity that has a material business relationship with Kinross.

       In carrying out its mandate, the Board of Directors met seven times during the fiscal year ended December 31, 2003. At such meetings and pursuant to written resolutions, the Board of Directors reviewed and approved or ratified various corporate decisions and the issuances of securities of the Corporation, such as in connection with the Cdn.$213 million bought deal offering completed in August 2003; appointed or reappointed the officers of the Corporation and the members of each of the committees of the Board of Directors; reviewed and approved the consolidated financial statements for the fourth quarter and the annual consolidated financial statements for the year ended December 31, 2002, as well as the consolidated financial statements for the first, second and third quarter of the year ended December 31, 2003, reviewed with management on a quarterly basis, the mining operations and exploration activities of the Corporation, including its lost time incident rates, its number of active and inactive employees and environmental compliance; received reports from the chairman of each of the committees regarding their activities; received regular reports on the Corporation's hedging activities; and conducted an assessment of the board as a whole and of each director individually;

       The foregoing report dated this 11th day of March, 2004 has been furnished by the Independent Chairman on behalf of the Board of Directors:

       (Signed) John E. Oliver

INDEPENDENT CHAIRMAN

       POSITION DESCRIPTION

       The Chairman of the Board (also referred to as the Independent Chairman) is an outside and unrelated director who has been designated by the full Board to assume the leadership of the Board and enhance and protect, with the Corporate Governance Committee and the other committees of the Board, the independence of the Board of Directors of the Corporation. The responsibilities of the Independent Chairman are set out in the Position Description for the Independent Chairman adopted by the Board of Directors on May 8, 2003. These responsibilities may be delegated or shared with the Corporate Governance Committee and/or any other independent committee of the Board and include responsibilities such as chairing all meetings of directors; providing leadership to the Board to enhance the Board's effectiveness; managing the Board; acting as a liaison between the Board and management; and representing the Corporation to certain external groups. A copy of the role description of the Independent Chairman is available upon request to Corporate Secretary of the Corporation and on the Corporation's website at www.Kinross.com.

       REPORT ON INDEPENDENT CHAIRMAN ACTIVITIES

       Mr. Oliver chaired all of the board meetings during the year 2003 and he provided guidance and direction to the Board on various corporate governance issues, including the adoption of the new Code of Business Conduct and Ethics of the Corporation.

       (Signed) John E. Oliver

BOARD COMMITTEES

       CORPORATE GOVERNANCE COMMITTEE

       CORPORATE GOVERNANCE COMMITTEE CHARTER

       The mandate of the Corporate Governance Committee has been formalized in its written charter. Generally, its mandate is to assume the responsibility for developing the Corporation's approach to matters of corporate governance, including, assisting the Independent Chairman in carrying out his responsibilities; supervising the Corporation's securities compliance procedures; recommending procedures to permit the Board to meet on a regular basis without management; and dealing with succession planning issues relating to senior management.

       The Corporate Governance Committee is to be comprised of at least three directors, a majority of whom are unrelated directors. All members should have skills that are relevant to the mandate of the Committee. A copy of the Corporate Governance Committee Charter is available upon request to the Corporate Secretary and on the Corporation's website at www.Kinross.com.

       REPORT ON ACTIVITIES OF CORPORATE GOVERNANCE COMMITTEE

       The Corporate Governance Committee members are Messrs. Oliver (Chairman), Michals and Mingay, two of whom are unrelated directors. In carrying out its mandate, the Corporate Governance Committee met twice during the year ended December 31, 2003, on March 4 and November 5, 2003.

       At its March 4, 2003 meeting, the Corporate Governance Committee discussed the need to review and update all the Committee Charters. The Committee also reviewed the independence of the directors and agreed that a determination should be made regarding the independence of various directors. The Committee also discussed the strategic planning process and succession planning. The Committee also reviewed regulatory filing requirements of various public subsidiaries following the merger.

       At a meeting held on November 5, 2003, the Committee discussed its responsibility to oversee all aspects of the Corporation's business and received a report on discussions between the Compensation Committee and management regarding compensation. The Committee also discussed the annual review process of the Chief Executive Officer and completion of the board self-evaluation forms by directors. The Committee also discussed and made recommendations on the corporate governance requirements of an Internal Audit position and agreed that this position would report to the Audit Committee. The Committee reviewed the need for a Compliance Officer and suggested that a Compliance and Disclosure Committee should be created. The Compliance and Disclosure Committee would be made up of various individuals responsible for compliance in accounting, environmental and legal. The Compliance Officer would head up the Compliance and Disclosure Committee and report directly to the board. The Committee also discussed the new Code of Business Conduct and Ethics policy which was recommended to the Board for adoption and also established shareholding minimum requirements for the President and Chief Executive Officer and a DSU program for outside directors pursuant to which the interest of such directors and of the shareholders will align.

       Attached as Schedule A is the Statement of Corporate Governance Practices of the Corporation incorporating a comparison of the Corporation's practices with the guidelines of the TSX Proposal.

       The foregoing report dated this 11th day of March, 2004 has been furnished by the Chairman of the Corporate Governance Committee on the Committee's behalf.

       (Signed) John E. Oliver

       AUDIT COMMITTEE

       AUDIT COMMITTEE CHARTER

       The mandate of the Audit Committee has been formalized in a written charter. Generally the mandate of the Audit Committee is to provide assistance to the Board of Directors of the Corporation in fulfilling its financial reporting and control responsibilities to the shareholders of the Corporation and the investment community. Its primary duties and responsibilities are the oversight of the integrity of Kinross' financial statements, the Corporation's compliance with legal and regulatory requirements and the auditors' qualification and independence, as well as to serve as an independent and objective party to monitor the Corporation's financial reporting process and control systems; review and appraise the audit activities of the Corporation's independent auditors and the internal audit function; and provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters. The Audit Committee is also responsible for, among other things, the identification of significant business, political, financial and control risks and exposure and assessing the steps management has taken to minimize such risks to the Corporation.

       The Audit Committee is to be comprised of at least three directors. Each of the Committee members must be an unrelated director. In addition, a director will not be qualified to be a member of the Audit Committee if such director is an "affiliated person" (as stipulated in the Sarbanes-Oxley Act) to the Corporation, receives any consulting, advisory, or other compensation from Kinross other than fees for serving in his or her capacity as member of the Board and as a member of Board committees. All members shall, to the satisfaction of the Board of Directors, be financially literate and at least one member shall be a financial expert. The Board has determined that Mr. Brough, the Chairman of the Audit Committee, is a financial expert and that Messrs. Hallisey, Huxley and Michals are financially literate. A copy of the Amended Charter of the Audit Committee is available upon request to the Corporate Secretary of the Corporation and on the Corporation's website at www.Kinross.com.

       REPORT ON ACTIVITIES OF AUDIT COMMITTEE

       Currently the members of the Audit Committee members are Messrs. Brough (Chairman), Hallisey, Huxley and Michals, all of whom are unrelated directors. Mr. Michals was appointed in May 2003 and Mr. Hallisey was appointed in February, 2004. In carrying out its mandate, the Audit Committee met five times during the year ended December 31, 2003, on March 3, May 7, August 7, October 9 and November 4, 2003. The Audit Committee reviewed, with the Vice-President, Finance and Chief Financial Officer and the auditors of the Corporation, the consolidated financial statements for the fourth quarter and the annual consolidated financial statements for the year ended December 31, 2002, as well as the consolidated financial statements for the first, second and third quarters of the year ended December 31, 2003. For each of the financial statements reviewed by the Audit Committee, the Audit Committee received the input and comments of the Corporation's auditors, which included among other things, confirmation of the cooperation of the management of the Corporation in conducting their audit and of the independence of the auditors from the Corporation. The Audit Committee also reviewed the management discussion and analysis and other financial disclosure related to the financial statements described above.

       The foregoing report dated this 11th day of March, 2004 has been furnished by the Chairman of the Audit Committee on the Committee's behalf.

       (Signed) John A. Brough

       COMPENSATION COMMITTEE

       COMPENSATION COMMITTEE CHARTER

       The mandate of the Compensation Committee has been formalized in a written charter. Generally, it is responsible for making recommendations to the Board of Directors on all matters relating to the compensation of directors, the members of the various committees of the Board, the Independent Chairman and the senior officers of the Corporation. For the purpose of its mandate, the Compensation Committee reviews all aspects of compensation paid to directors, committee members, the Independent Chairman, management and employees of other mining companies to ensure the Corporation's compensation programs are competitive so that the Corporation will be in a position to attract, motivate and retain high calibre individuals.

       The Compensation Committee is to be comprised of at least three directors, the majority of whom should be unrelated directors. All members should have skills that are relevant to the mandate of the Committee. A copy of the Compensation Committee Charter is available upon request to the Corporate Secretary and on the Corporation's website at www.Kinross.com and for the report of such committee for the year ended December 31, 2003, see "Executive Compensation".

       NOMINATING COMMITTEE

       NOMINATING COMMITTEE CHARTER

       The mandate of the Nominating Committee has been formalized in a written charter. Generally, it is responsible for proposing new nominees to the full Board and for assessing directors on an on-going basis. Among the duties under its mandate, the Nominating Committee reviews the composition of the Board to ensure that an appropriate number of unrelated directors sit on the Board; analyzes the needs of the Board when vacancies arise; ensures that an appropriate selection process for new board nominees is in place; and makes recommendations to the Board for the election of nominees to the Board of Directors.

       The Nominating Committee is to be comprised of at least three directors, all of whom shall be outside directors and a majority of whom must be unrelated directors. All members should have skills that are relevant to the mandate of the Committee. A copy of the Nominating Committee Charter is available upon request to the Corporate Secretary and on the Corporation's website at www.Kinross.com.

       REPORT ON ACTIVITIES OF NOMINATING COMMITTEE

       Currently, the members of the Nominating Committee are Messrs. Huxley(Chairman), Brough and Oliver. The Nominating Committee met twice during the year to discuss a wide range of issues including the diversity and independence of the board members, the search for potential candidates for the Board and the nomination of Mr. Richard S. Hallisey to the Board of Directors.

       The foregoing report dated this 11th day of March, 2004 has been furnished by the Chairman of the Nominating Committee on the Committee's behalf.

       (Signed) John M.H.Huxley

       ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE

       ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE CHARTER

       The mandate of the Environmental Committee was recently amended to include health and safety matters. The mandate of the Environmental, Health and Safety Committee has been formalized in its written charter. Generally, the mandate of the Environmental, Health and Safety Committee is to oversee the development and implementation of policies and best practices of the Corporation relating to environmental and health and safety issues in order to ensure compliance with applicable laws and to ensure the safety of its employees. This includes assisting the Vice-President, Environmental, Health and Safety and management in reaching the objectives set out in the Kinross Gold Corporation Environmental Policy and Framework, monitoring its effectiveness, discussing with management any necessary improvements to such policy and its framework of implementation, assisting management with implementing and maintaining appropriate health and safety programs and to obtain periodic reports on such programs.

       The Environmental, Health and Safety Committee is to be comprised of at least three directors, a majority of whom must be unrelated directors. All members should have skills that are relevant to the mandate of the Committee. A copy of the Environmental, Health and Safety Committee Charter is available upon request to the Corporate Secretary and on the Corporation's website at www.Kinross.com.

       REPORT ON ACTIVITIES OF THE ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE

       Currently the members of the Environmental, Health and Safety Committee members are Messrs. Keyes (Chairman), Hallisey and Mingay, two of which are unrelated directors. Mr. David Harquail served as a member of the Environmental Committee until his resignation from the board in August, 2003. In order to carry out its mandate, the Environmental, Health and Safety Committee met four times during the year ended December 31, 2003, on March 4, May 8, August 7 and November 5, 2003.

       On March 4, 2003, the Environmental Committee considered the quarterly environmental, health and safety performance report received from the Vice-President, Environmental Affairs and the Vice President, Human Resources, Health and Safety and provided comments to him on such report. The Committee also reviewed and discussed the environmental business plan and budget for 2003.


       On May 8, 2003, the Environmental Committee considered the quarterly environmental, health and safety performance report received from the Vice President, Environmental Affairs and the Vice President, Human Resources. The Committee also amended its charter to reflect the Committee's additional responsibility for oversight of health and safety policies, procedures and best practices. The Committee was provided with an Environmental Audit and Engineered Risk Assessment Schedule and informed that an Annual Environmental Report would be presented to the Committee during the fourth quarter, with the goal of producing the report for release during the second quarter of 2004.

       On August 7, 2003, the Environmental, Health and Safety Committee considered the quarterly environmental performance report received from the Vice-President, Environmental, Health and Safety. The Committee also received a report from the Director, Health and Safety on the new Standard Operating Procedure for remote controlled mucking trucks. The Committee was briefed on the integration of the health and safety program with the environmental environment. A summary of reclamation and closure obligations were provided to the Committee. The Committee requested that the

Vice President, Environmental, Health and Safety review and edit the Committee's Charter to more accurately reflect the Committee's expanded responsibilities for health and safety.

       On November 5, 2003, the Environmental, Health and Safety Committee considered the quarterly environmental performance report received from the Vice-President, Environmental Affairs and the Director, Health and Safety. The Committee also received a status report on site environmental audits, corrective action plans and health and safety reviews and conducted a review of closure and reclamation costs. The Committee also approved the revisions made to the Charter of the Environmental, Health and Safety Committee.

       The foregoing report dated this 11th day of March, 2004 has been furnished by the Chairman of the Environmental, Health and Safety Committee on the Committee's behalf.

       (Signed) John A. Keyes

                       CODE OF BUSINESS CONDUCT AND ETHICS

       The new Code of Business Conduct and Ethics which applies to the directors, officers and employees of the Corporation was approved by the board of directors in February, 2004. The Code of Business Conduct and Ethics is available upon request to the Corporate Secretary and is posted on the Corporation's website at WWW.KINROSS.COM.

SHAREHOLDER FEEDBACK

       The Corporation has a Vice-President, Corporate Affairs as well as two investor relations officers who handle inquiries from the investment community. All shareholder inquiries should be directed to the Corporate Secretary of the Corporation. Shareholder inquiries are responded to promptly by the appropriate individual within the Corporation.

           INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

       Since the commencement of the Corporation's last financial year, no director, senior officer or principal shareholder of the Corporation, nor any affiliate or associate thereof, has had any material interest, direct or indirect, in any transaction which has or will materially affect the Corporation.

       The Corporation is prohibited from, directly or indirectly, including through a subsidiary, extending credit in the form of a personal loan to or for any director or executive officer of the Corporation. As a consequence, no director, executive officer or senior officer of the Corporation is or, at any time since January 1, 2003 was indebted to the Corporation or any of its subsidiaries.

                             Additional Information

       Copies of the Corporation's latest annual information form, together with any document incorporated therein by reference, annual report and financial statements and management proxy circular may be obtained upon request to the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation. Any reference to Kinross' website made herein is a reference to a particular document and excludes any other information that may be found on such website.

                               Directors' Approval

       The Board of Directors of the Corporation has approved the contents and the sending of this Circular.

       The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.



(Signed) Robert M. Buchan                  (Signed) Brian W. Penny
President and Chief                        Vice President, Finance and
Executive Officer                          Chief Financial Officer

                                   SCHEDULE A

                  COMPARISON OF CORPORATE GOVERNANCE PRACTICES

                             WITH THE TSX PROPOSALS


       In November 2002, the TSX published revised guidelines (the "TSX Proposals") with respect to the corporate governance of listed companies. The TSX Proposal contains a set of guidelines which are intended to assist listed companies in their approach to corporate governance but does not require listed companies to comply with these guidelines. However, pursuant to the TSX Proposal, listed companies must annually disclose their approach to corporate governance.

       The Board of Directors with the assistance of the Corporate Governance Committee will be working in the course of 2004 to adjust its corporate governance practices to the new governance guidelines published in January 2004 by the Canadian Securities Regulators.

TSX Proposal                                                         Comments
------------                                                         --------

(1)    The board of every listed issuer must have an audit           Kinross' Audit Committee is composed of four directors,
       committee composed of a majority of unrelated                 Messrs. Brough (Chairman), Hallisey, Huxley and Michals,
       directors. The board must adopt a formal charter for          all of whom are unrelated directors. The Board of Directors
       the audit committee that sets out its roles and               has adopted a charter of the Audit Committee that sets out
       responsibilities, specifically defined to provide             the committee's role and responsibilities. Kinross has
       appropriate guidance to audit committee members as            published its Audit Committee Charter at www.Kinross.com.
       to their duties. The charter must be (i) published
       in the listed issuer's annual report or information
       circular once every three years or following a
       material amendment to it, or (ii) be posted in an
       up-to-date format on the listed issuer's website.
                                                                     The Board of Directors of Kinross consists of 10 directors,
(2)    The board of every listed issuer must at all times            6 of whom are unrelated.
       be comprised of at least two unrelated directors.
                                                                     A Code of Business Conduct and Ethics for its directors,
(3)    The board of every listed issuer must adopt a formal          officers and employees and was approved in February, 2004
       code of business ethics or business conduct for the           and is published on Kinross' website at www.Kinross.com.
       listed issuer that governs the behaviour of                   Kinross' Code of Business Conduct and Ethics was drafted to
       directors, officers and employees. The code must be           comply with the TSX Proposals and the SARBANES-OXLEY ACT
       (i) published in the listed issuer's annual report            and, to the greatest extent possible, the NYSE Rules.
       or information circular once every three years or
       following a material amendment to it, or (ii) be

                                      -A-1-

TSX Proposal                                                         Comments
------------                                                         --------

in an up-to-date format on the listed issuer's website. The board of directors must monitor compliance with the code and must be responsible for the granting of any waivers from compliance with the code for directors and officers.
Disclosure of any waivers granted to directors or officers must be made in the listed issuer's next quarterly report and must include the circumstances and rationale for granting the waiver.

(4)    The board of directors of every corporation should            The Board of Directors has adopted the Charter of the Board
       explicitly assume responsibility for the stewardship          of Directors pursuant to which the Board has explicitly
       of the corporation and adopt a formal mandate                 assumed the stewardship of Kinross. The Board's charter is
       setting out the board's stewardship                           available at www.Kinross.com.
       responsibilities, and as part of the overall
       stewardship responsibility, the board should assume
       responsibility for the following matters:
                                                                     The Charter of the Board of Directors provides that the
       (a)    adoption of a strategic planning process and           Board is responsible for (i) the adoption of a strategic
              the approval and review, on at least an                planning process; (ii) the approval and review on an annual
              annual basis, of a strategic plan which takes          basis of a strategic plan that takes into account business
              into account, among other things, the                  opportunities and business risks, and (iii) monitoring
              opportunities and risks of the business;               performance against the plan.

                                                                     The Charter of the Board of Directors provides that the
       (b)    the identification of the principal risks of           Board is responsible, with the assistance of the Audit
              the corporation's business and overseeing the          Committee, to identify the principal risks of Kinross'
              implementation of appropriate systems to               business and to ensure that appropriate systems are in
              manage these risks;                                    place to manage these risks. In addition, these
                                                                     responsibilities are also embedded in the Charter of the
                                                                     Audit Committee.

                                                              -A-2-


TSX Proposal                                                         Comments
------------                                                         --------

(c)    Succession planning, including appointing,                    The Charters of the Board of Directors and the Corporate
       training and monitoring senior management and                 Governance Committee both provide that the Board and the
       the CEO in particular;                                        Corporate Governance Committee are responsible for the
                                                                     selection, appointment, monitoring, evaluation and, if
                                                                     necessary, the replacement of the Chief Executive Officer.
                                                                     The Board has adopted an evaluation procedure for the Chief
                                                                     Executive Officer, which procedure is now used by the Board in the carrying out of its annual evaluation process of the
                                                                     Chief Executive Officer.


                                                                     Kinross' Board of Directors has adopted the Kinross
                                                                     Securities Compliance Policy & Framework that among other
(d)    communication policies for the corporation,                   procedures, contains comprehensive procedures on Timely
       which policies should (i) address how the                     Disclosure of Material Information, Procedures on Selective
       corporation interacts with analysts,                          Disclosure and Electronic Communications, as well as
       investors, other key stakeholders and the                     specific Procedures on Mineral Disclosure.
       public; (ii) contain measures for the
       corporation to comply with its continuous and
       timely disclosure obligations and to avoid                    Pursuant to the charters of the Board of Directors and the
       selective disclosure; and (iii) be reviewed                   Audit Committee, the Board and the Audit Committee are
       at least annually; and                                        responsible for ensuring the integrity of Kinross' internal control and management information systems. This
(e)    the integrity of the corporation's internal                   responsibility is more predominantly carried out by the
       control and management information systems.                   Audit Committee, which in addition is responsible to
                                                                     establish procedures for (i) receiving and handling
                                                                     complaints received by Kinross regarding accounting,
                                                                     internal controls or auditing matters and (ii) for
                                                                     employees to submit confidential anonymous concerns
                                                                     regarding questionable accounting or auditing matters.

                                                              -A-3-


TSX Proposal                                                         Comments
------------                                                         --------

(5)    The board of directors of every corporation                   As of the date hereof, the Board is composed of 10 members,
       should be constituted with a majority of                      6 of whom are unrelated directors.
       individuals who qualify as unrelated
       directors. If the corporation has a
       significant shareholder, in addition to a
       majority of unrelated directors, the board
       should include a number of directors who do
       not have interests in or relationships with
       either the corporation or the significant
       shareholder and which fairly reflects the
       investment in the corporation by shareholders
       other than the significant shareholder.

(6)    The application of the definition of                          Based on information provided by directors as to their
       "unrelated director" to the circumstances of                  individual circumstances, the Board has determined that 4
       each individual director should be the                        Board members are "related" directors, namely, Messrs.
       responsibility of the board which is required                 Buchan, Caldwell, Ditto and Mingay. Messrs. Buchan and
       to disclose whether the board has a majority                  Caldwell in their capacity as members of management are
       of unrelated directors or, in the case of a                   considered "related". Mr. Ditto, by virtue of the fact that
       corporation with a significant shareholder,                   he was an officer of the Corporation within the last 5
       whether the board is constituted with the                     years, is considered to be "related". Mr. Mingay, who is a
       appropriate number of directors which are not                 partner at Cassels Brock & Blackwell LLP, the law firm
       related to either the corporation or the                      which acts as legal counsel to the Corporation is a related
       significant shareholder. The board is also                    director due to the percentage of time he spends in his
       required to disclose the analysis supporting                  legal practice on matters relating to the Corporation. All
       this conclusion, identify which directors are                 other directors are considered to be sufficiently
       related or unrelated and provide a                            independent of management and free of any interest or
       description of the business, family, direct                   business relationship that may interfere with their ability
       and indirect shareholding or other                            to act with a view to the best interest of the Corporation.
       relationship between each director and the
       corporation.


(7)    The board of directors of every corporation                   The Charter of the Nominating Committee includes
       should appoint a committee of directors                       responsibility to identify individuals qualified to become
       composed solely of non-management directors,                  board members and making recommendations to the full Board
       a majority of whom are unrelated directors,                   for election of director nominees to the Board of
       with the responsibility for proposing to the                  Directors. The Nominating Committee is composed solely of
       full board new nominees to the board and for                  unrelated directors.
       assessing directors on an ongoing basis.

                                                         -A-4-

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
TSX Proposal                                                         Comments
------------                                                         --------

(8)    Every board of directors should implement a                   The Board of Directors and the Nominating Committee have
       process to be carried out by the nominating                   the responsibility to continuously assess the effectiveness
       committee or other appropriate committee for                  of the Board and its committees and the contribution of
       assessing the effectiveness of the board as a                 individual directors. As a result, changes were made in
       whole, the committees of the board and the                    2003 to the composition of the Board and certain committees
       contribution of individual directors.                         thereof. On a more formal basis, Evaluation and Board
                                                                     Member Evaluation Forms are distributed to, and completed
                                                                     by, all directors annually to assist the Board in its
                                                                     self-evaluation process.


(9)    Every corporation, as an integral element of                  While no formal program is in place, when new members of
       the process for appointing new directors,                     the Board are appointed, such individuals meet with
       should provide an orientation and education                   management and other members of the Board to familiarize
       program for new recruits to the board. In                     themselves with the business of the Corporation and their
       addition, every corporation should provide                    responsibilities as members of the Board.
       continuing education for all directors.

(10)   Every board of directors should examine its                   Assessment of the composition of the Board and its
       size and composition and undertake, where                     effectiveness is the responsibility of the Nominating
       appropriate, a program to establish a board                   Committee. As the Board is presently constituted, the
       comprised of members who facilitate effective                 skills, backgrounds and attitudes of the members allow for
       decision-making.                                              diverse representation while the number of members of the
                                                                     Board is small enough to allow for effective deliberation.


(11)   A committee of the board of directors                         The Compensation Committee is composed of Messrs. Oliver
       comprised solely of unrelated directors                       (Chairman), Huxley and Brough, all of whom are unrelated
       should review the adequacy and form of the                    directors. In accordance with its Charter, the Compensation
       compensation of senior management and                         Committee reviews the adequacy and form of compensation of
       directors, with such compensation                             senior management, Board members and committee members.
       realistically reflecting the responsibilities
       and risks of such positions.


                                                             -A-5-

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
TSX Proposal                                                         Comments
------------                                                         --------

(12)   Committees of the board of directors should                   All the committees of the Board are comprised exclusively
       generally be composed solely of                               of outside directors. Except for the Corporate Governance
       non-management directors, a majority of whom                  Committee and the Environmental and Health and Safety
       are unrelated directors.                                      Committee, the committees of the Board are exclusively
                                                                     constituted of unrelated directors. The Corporate
                                                                     Governance Committee and the Environmental Health and
                                                                     Safety Committee are, however, comprised of a majority of
                                                                     unrelated directors.

(13)   Every board of directors should expressly                     The Corporate Governance Committee is responsible for,
       assume responsibility for, or assign to a                     among other things, overseeing and making recommendations
       committee of directors the general                            to the Board in developing the approach to the
       responsibility for, developing the                            Corporation's corporate governance issues. The carrying out
       corporation's approach to governance issues.                  of this responsibility has led the Corporate Governance
       This committee would, among other things, be                  Committee to develop and the Board of Directors to adopt
       responsible for the corporation's response to                 the Kinross Corporate Governance Regime.
       these governance guidelines.

(14)   The board of directors, together with the                     Pursuant to its Charter, the Board of Directors is
       CEO, should develop position descriptions for                 responsible for the approval of corporate objectives and
       the board and for the CEO, including the                      goals applicable to senior management. The scope of
       definition of the limits to management's                      management's responsibilities and the objectives that the
       responsibilities. In addition, the board                      Chief Executive Officer is expected to attain are discussed
       should approve or develop the corporate                       annually by the Board and the Chief Executive Officer and
       objectives that the CEO is responsible for                    such objectives form the basis for the assessment of the
       meeting and assess the CEO against these                      Chief Executive Officer every year.
       objectives.
                                                            -A-6-
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
TSX Proposal                                                         Comments
------------                                                         --------

(15)   Every board of directors should implement                     The Board has formally appointed a Chairman who is
       structures and procedures that ensure that                    independent from management. As part of the position
       the board can function independently of                       description of the Independent Chairman adopted by the
       management. An appropriate structure would be                 Board, the Chairman has the responsibility, among other
       to (i) appoint a chair of the board who is                    things, to oversee that the Board discharges its
       not a member of management with                               responsibilities effectively. The Chairman acts as a
       responsibility to oversee that the board                      liaison between the Board and the Chief Executive Officer.
       discharges its responsibilities or (ii)                       The Chairman chairs every Board meeting and ensures that
       assign this responsibility to a                               the non-management members of the Board can meet on a
       non-management director, sometimes referred                   regular basis without management being present.
       to as the "lead director". The chair or lead
       director should oversee the board in carrying
       out its responsibilities effectively which
       will involve the board meeting on a regular
       basis without management present and may
       involve assigning the responsibility for
       administering the board's relationship to
       management to a committee of the board.

(16)   The audit committee should be composed solely                 The Audit Committee is composed solely of unrelated
       of unrelated directors. All of the members of                 directors. All the members of the Committee are financially
       the audit committee should be financially                     literate and the Chairman has accounting or related
       literate and at least one member should have                  financial experience. The Board has adopted definitions for
       accounting or related financial experience.                   financial literacy and accounting or related financial
       Each board shall determine the definition of                  expertise as reflected in the Audit Committee Charter.
       and criteria for "financial literacy" and
       "accounting or related financial experience"                  The Audit Committee meets (with and without management)
       and such definitions shall form part of the                   with the Auditors and discusses with them various aspects
       disclosure required under the TSX Proposal.                   of the Committee's responsibilities.

                                                                     As required by its Charter, the Audit Committee is
The audit committee should have direct communication                 responsible to ensure the adequacy and effectiveness of the
channels with the internal and external auditors to discuss          Corporation's internal control. The Committee approves the
and review specific issues as appropriate. The audit                 Corporation's internal control policy and the Auditors'
committee duties should include oversight responsibility             mandates.
for management reporting on internal control. While it is
management's responsibility to design and implement an
effective system of internal control, it is the
responsibility of the audit committee to oversee this
responsibility.

                                                            -A-7-

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
TSX Proposal                                                         Comments
------------                                                         --------

(17)   The audit committee charter should set out                    The Audit Committee Charter includes all of these
       explicitly the role and oversight responsibility of           responsibilities and additional. It is available on the
       the audit committee with respect to:                          Corporation's website at www.Kinross.com. The Audit
                                                                     Committee reviews and reassesses its Charter annually and
                                                                     makes recommendations to the Board as to the required
o      its relationship with and expectation of the                  amendments.
       external auditors including the establishment of the
       independence of the external auditor and the
       approval of any non-audit mandates of the external
       auditor;

o the determination of which non-audit services the external auditor is prohibited from providing;

o the engagement, evaluation, remuneration and termination of the external auditor;

o appropriate funding for payment of the auditor's compensation and for any advisors retained by the audit committee;

o its relationship with and expectation of the internal auditor function;

o      its oversight of internal control;

o      disclosure of financial and related information; and

o any other matters that the audit committee feels are important to its mandate or that the board chooses to delegate to it.

Even though the audit committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the issuer's financial statements are complete and accurate.

                                                             -A-8-

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
TSX Proposal                                                         Comments
------------                                                         --------

       The audit committee charter should specify that the           It is a specific responsibility of the Corporate
       external auditor is accountable to the board of               Governance Committee pursuant to its Charter to
       directors and the audit committee as representatives          consider and approve any requests from directors or
       of shareholders.                                              committees of directors for the engagement of
                                                                     special external advisers from time to time. Upon
       The board of directors should review and reassess             such requests being made, the Corporate Governance
       the adequacy of the audit committee charter on at             Committee makes recommendations to the Board as to
       least an annual basis.                                        the appropriate external advisers required and the
                                                                     funds of the Corporation that should be allocated
                                                                     for this purpose.
(18)   The board of directors should implement a system
       that enables an individual director to engage an
       external adviser at the expense of the company in
       appropriate circumstances. The engagement of the
       external advisor should be subject to the approval
       of an appropriate committee of the board.

                                                           -A-9-

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